A.P. Pharma, Inc.

123 Saginaw Drive

Redwood City, CA 94063

July 15, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Jeffrey Riedler

Johnny Gharib

Daniel Greenspan

Re:	A.P. Pharma, Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed June 14, 2011

File No. 333-174288

Ladies and Gentlemen:

Set forth below is the response of A.P. Pharma, Inc., a Delaware corporation (the “Company”), to the comment letter, dated July 1, 2011 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 1 (“Amendment No. 1”), filed with the Commission on June 14, 2011, to the Company’s registration statement on Form S-1 (File No. 333-174288) (the “Registration Statement”), originally filed with the Commission on May 17, 2011. Concurrently herewith, the Company has filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the revision described in this letter.

Please note that Amendment No. 2 reduces the number of shares of the Company’s common stock ($0.01 par value per share) that the Company is registering to 69,600,669 shares. This reduction was made in light of an amendment to the overlying promissory notes (the “Notes”) reducing the interest rate, and thus reducing the potential number of shares that could be issued on conversion of the Notes at maturity in 2021. The amendment to the Notes was filed as Exhibit 10.2 to the Current Report on Form 8-K filed with the Commission on June 30, 2011.

For reference purposes, the Staff’s comment as reflected in the Comment Letter is reproduced in bold and the corresponding response of the Company is shown below the comment.

1.	We note that you have not included the disclosure provided in response to our prior comment 9 regarding the Company’s financial ability to make all payments on the overlying securities. Please include this disclosure in your next amendment to the registration statement.

RESPONSE TO COMMENT 1

In response to the Staff’s comment, the Company has provided the requested disclosure. The additional disclosure is set forth on page 5 in Amendment No. 2.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filing, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please call the undersigned at (650) 366-2626 or Ryan Murr at (415) 315-6300.

Sincerely,

/s/ John B. Whelan
John B. Whelan
Chief Executive Officer

cc:	Ryan Murr, Esq. (Ropes & Gray LLP)